UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

The Warner

1299 Pennsylvania Avenue, N.W.

Washington, D.C.  20004-2400

(202) 639-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 72919P103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMART HYDROGEN INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 72919P103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MMC NORILSK NICKEL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 44,626,939

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 44,626,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,626,939

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.89%

14	TYPE OF REPORTING PERSON HC

CUSIP NO. 72919P103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLAYBURN DEVELOPMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON HC

CUSIP NO. 72919P103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRANTON LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON HC

CUSIP NO. 72919P103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VLADIMIR O. POTANIN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 44,626,939

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 44,626,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,626,939

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.89%

14	TYPE OF REPORTING PERSON IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Statement of

Smart Hydrogen Inc.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

Plug Power Inc.

Explanatory Note:  This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Statement on Schedule 13D of Smart Hydrogen Inc. (“Smart Hydrogen”), MMC Norilsk Nickel (“Norilsk Nickel”), Clayburn Development Inc. (“Clayburn”), Branton Limited (“Branton”), and Vladimir O. Potanin (“Mr. Potanin”), originally filed on April 20, 2006 (the “Original Statement”), as amended by Amendment No. 1 filed on June 29, 2006 (“Amendment No. 1”), Amendment No. 2 filed on April 24, 2008 (“Amendment 2”), Amendment No. 3 filed on May 15, 2008 (“Amendment 3”), and Amendment No. 4 filed on October 21, 2008 (“Amendment No. 4” and collectively with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 5, the “Statement”).

As previously disclosed in Amendment No. 4, on October 14, 2008, Smart Hydrogen and OJSC «Third Generation Company of the Wholesale Electricity Market», an open joint stock company organized under the laws of the Russian Federation and subsidiary of Norilsk Nickel (“WGC-3”), executed a Share Purchase Agreement (the “Share Purchase Agreement”) whereby WGC-3 agreed to purchase Smart Hydrogen’s entire beneficial interest in Plug Power Inc. (the “Issuer”).  This Amendment No. 5 is being filed to disclose the consummation on December 20, 2008 of the transaction contemplated by such Share Purchase Agreement.

Item 2.  Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

Exhibit A to this Amendment No. 5 contains information regarding the executive officers and directors of Norilsk Nickel as of the date hereof.

Item 4.   Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

This Statement relates to the disposition by Smart Hydrogen, Clayburn, and Branton of beneficial ownership of 44,626,939 shares of Common Stock, representing approximately 34.89% of the Issuer’s outstanding Common Stock.  These shares consist of 5,126,939 shares of Common Stock and 395,000 shares of Class B Capital Stock which automatically converted into 39,500,000 shares of Common Stock upon the sale thereof to WGC-3.  The ownership percentages contained in this Amendment No. 5 and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filing with the Securities and Exchange Commission that, as of as of November 4, 2008, 88,387,130 shares of Common Stock and 395,000 shares of Class B Capital Stock were outstanding.

As previously disclosed, on October 14, 2008, Smart Hydrogen and WGC-3 agreed that Smart Hydrogen would sell its entire beneficial interest in the Issuer to WGC-3.  On December 20, 2008, Smart Hydrogen and WGC-3 completed the sale of Smart Hydrogen’s entire beneficial interest in the Issuer to WGC-3.  Pursuant to the terms of the Issuer’s Certificate of Designations relating to the Class B Capital Stock, upon the sale of such Class B Capital Stock, the 395,000 shares of Class B Capital Stock automatically converted into 39,500,000 shares of Common Stock.  As a result of the conversion of the Class B Capital Stock into Common Stock, the holder of such shares no longer has the rights and obligations associated with the Class B Capital Stock under the Certificate of Designations and the Investor Rights Agreement dated as of June 29, 2006, as amended.  Those rights and obligations were described in Amendment No. 1 and include, among other things, the right to appoint four directors to the Issuer’s board of directors, certain veto rights, and certain voting support obligations.

Except as set forth in this Statement, none of the persons listed in Item 2 (collectively, the “Reporting Persons”) has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Issuer, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as they may determine.  The Reporting Persons intend to review continually their investment in the Issuer, depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to, general economic and business conditions and stock market conditions.  The Reporting Persons may determine to increase or decrease their equity position in the Issuer by acquiring additional shares of disposing of some of the shares they may hold, in each case in accordance with the terms and conditions contained in the agreements executed at the closing of the initial investment by Smart Hydrogen.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated as follows:
(a) - (b)

As of the date hereof, Norilsk Nickel and Mr. Potanin, by virtue of their respective direct and indirect ownership interests in WGC-3, could, pursuant to Section 13(d) of the Act and the rules of the Securities and Exchange Commission adopted thererunder, be deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, the 44,626,939 shares of Common Stock, or approximately 34.89% of the Issuer’s outstanding Common Stock, owned by WGC-3.  Pursuant to Rule 13d-4 of the Act, the filing of this Statement shall not be construed as an admission that Mr. Potanin or Norilsk Nickel is, for the purpose of section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock.

(c)	The responses to Item 3 and 4 are incorporated by reference.

(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.
(e)

On December 20, 2008, Smart Hydrogen completed the sale of its entire beneficial interest in the Issuer to WGC-3.  Accordingly, as of December 20, 2008, neither Smart Hydrogen, Clayburn, nor Branton beneficially own 5% or greater of the Issuer’s Common Stock.

Item 7.	Materials to be Filed as Exhibits
The following documents are filed as exhibits to this Amendment:
Exhibit A	Officers and Directors Named in Item 2
Exhibit B	Agreement Relating to the Joint Filing of Schedule 13D/A dated December 23, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated:  December 23, 2008

SMART HYDROGEN INC.

By:	/s/ Athina Karelidou
Name:	Athina Karelidou
Title:	Director

MMC NORILSK NICKEL

By:	/s/ Vladamir I. Strazhalkvosky
Name:	Vladamir I. Strazhalkvosky
Title:	CEO (General Director)

CLAYBURN DEVELOPMENT INC.

By:	/s/ Andrey Smirnov
Name:	Andrey Smirnov
Title:	Attorney-in-fact

BRANTON LIMITED

By:	/s/ Maria Lambrianidou
Name:	Maria Lambrianidou
Title:	Director

VLADIMIR O. POTANIN

/s/ Vladimir O. Potanin
Vladimir Potanin

EXHIBIT A

OFFICERS AND DIRECTORS OF PERSONS NAMED IN ITEM 2

Executive Officers of MMC Norilsk Nickel

Name	Present Principal Occupation	Citizenship
Vladimir I. Strzhalkovsky	Chief Executive Officer (General Director) and Chairman of the Management Board of Norilsk Nickel	Russian Federation

Sergey L. Batekhin	First Deputy General Director – Executive Director, Deputy Chairman of the Management Board of Norilsk Nickel	Russian Federation

Oleg M. Pivovarchuk	First Deputy General Director for external economic activities of Norilsk Nickel	Russian Federation

Victor P. Tomenko	Deputy General Director and Member of the Management Board of Norilsk Nickel, Director of the Polar Division of Norilsk Nickel	Russian Federation

Oleg V. Lobanov	Deputy General Director, Head of the Finance and Economics Block and Member of the Management Board of Norilsk Nickel	Russian Federation

Evgeniy V. Potapov	Deputy General Director for Mining and Metallurgy of Norilsk Nickel	Russian Federation

Kirill Y. Parinov	Deputy General Director for Corporate, Proprietary and Legal Issues of Norilsk Nickel	Russian Federation

Victor E. Sprogis	Deputy General Director, Head of Sales, and Member of the Management Board of Norilsk Nickel	Russian Federation

Board of Directors of MMC Norilsk Nickel

Name	Present Principal Occupation	Citizenship
Vladimir O. Potanin	Chairman of the Board of Directors of Norilsk Nickel; President of CJSC INTERROS Holding Company	Russian Federation

Andrey A. Klishas	Vice-President, Chairman of the Board of Directors of CJSC INTERROS Holding Company	Russian Federation

Alexander S. Bulygin	Member of the Board, CEO, United Company RUSAL	Russian Federation

Andrey E. Bugrov	Managing Director of CJSC INTERROS Holding Company	Russian Federation

Michael J. Levitt	Director of Stone Tower Capital LLC Fund	United States of America

Oleg V. Deripaska	Chairman of Supervisory Board, Basic Element	Russian Federation

Mikhail D. Prokhorov	President of ONEXIM Group	Russian Federation

Heinz S. Schimmelbusch	Managing Director and General Partner of Safeguard International Fund, L.P.	Austria

Guy de Selliers de Moranville	Executive Chairman of HB Advisors/Hatch Corporate Finance	Belgium

EXHIBIT B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D/A

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment No. 5 to the Statement on Schedule 13D filed on December 23, 2008 (including additional amendments thereto) with respect to the securities of Plug Power Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date:  December 23, 2008

SMART HYDROGEN INC.

By:	/s/ Athina Karelidou
Name:	Athina Karelidou
Title:	Director

MMC NORILSK NICKEL

By:	/s/ Vladamir I. Strazhalkvosky
Name:	Vladamir I. Strazhalkvosky
Title:	CEO (General Director)

CLAYBURN DEVELOPMENT INC.

By:	/s/ Andrey Smirnov
Name:	Andrey Smirnov
Title:	Attorney-in-fact

BRANTON LIMITED

By:	/s/ Maria Lambrianidou
Name:	Maria Lambrianidou
Title:	Director

VLADIMIR O. POTANIN

/s/ Vladimir O. Potanin
Vladimir Potanin

B-1